02017092

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549



Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For 21 February, 2002



GlaxoSmithKline plc
(Name of registrant)

GLAXO WELLCOME HOUSE, BERKELEY AVENUE,
GREENFORD, MIDDLESEX UB6 0NN
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ____ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No ___

GlaxoSmithKline

**GlaxoSmithKline plc**
980 Great West Road
Brentford
Middlesex
TW8 9GS

Tel. +44 (0)20 8047 5000
www.gsk.com

**Directors' Interests**

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.

| | |
|---|---|
| 19 February 2002 | Abacus (GW) Trustees Limited, as trustee of The Glaxo Wellcome Employee Trust ("the Trust"), transferred 212,414 Ordinary Shares in the Company to participants of the Glaxo Wellcome 1999 Share Option Plan, the Glaxo Wellcome International Share Option Scheme and the Glaxo Wellcome UK Share Option Scheme. |

The Company was advised of this transaction on 20 February 2002.

The Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline Services plc (formerly Glaxo Wellcome plc) and its subsidiaries are potential beneficiaries. Two of the Company's directors, Sir Richard Sykes and John Coombe are therefore interested in the shares held in the Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline Services plc and its subsidiaries.

S M Bicknell
Company Secretary

21 February 2002



**Registered in England & Wales**
No. 3888792

**Registered office**
980 Great West Road
Brentford, Middlesex. TW8 9GS

GlaxoSmithKline

**GlaxoSmithKline plc**
980 Great West Road
Brentford
Middlesex
TW8 9GS

Tel. +44 (0)20 8047 5000
www.gsk.com

## Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.

20 February 2002 Abacus (GW) Trustees Limited, as trustee of The Glaxo Wellcome Employee Trust ("the Trust"), transferred 6,607 Ordinary Shares in the Company to participants of the Glaxo Wellcome International Share Option Scheme.

The Company was advised of this transaction on 21 February 2002.

The Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline Services plc (formerly Glaxo Wellcome plc) and its subsidiaries are potential beneficiaries. Two of the Company's directors, Sir Richard Sykes and John Coombe are therefore interested in the shares held in the Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline Services plc and its subsidiaries.

S M Bicknell
Company Secretary

21 February 2002



**Registered in England & Wales**
No. 3888792

**Registered office**
980 Great West Road
Brentford, Middlesex. TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

| | | | |
|---|---|---|---|
| Date: | 21 February, 2002 | By: | VICTORIA LLEWELLYN<br>Victoria Llewellyn<br>Authorised Signatory for and on behalf of GlaxoSmithKline plc |

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